Exhibit 10.1

EMPLOYMENT AGREEMENT
This Employment Agreement (the “Agreement”) is entered into on this 1st day of September, 2015, by and between NCI Building Systems, Inc., a Delaware corporation (“NCI”), and Norman C. Chambers (“Executive”).
WHEREAS, Executive currently serves as the President and Chief Executive Officer (“CEO”) of NCI and the Chairman of NCI’s Board of Directors (the “Board”); and
WHEREAS, NCI and Executive intend for Executive to continue in such roles for the periods set forth herein, and also desire to set forth certain agreed-to succession matters with respect to these roles.
NOW, THEREFORE, in consideration of the mutual promises and agreements contained herein, the adequacy and sufficiency of which are hereby acknowledged, NCI and Executive hereby agree as follows:
1.Term; Duties and Responsibilities.
(a) Service as President and CEO. Executive shall continue in his current position of President and CEO of NCI through March 31, 2018 or such earlier date as the Board determines with respect to either or both of such positions (March 31, 2018, or such earlier date, the “Transition Date”). In such capacity, Executive shall have such duties and responsibilities as are commensurate with such roles and consistent with his historic duties and responsibilities in such roles. On the Transition Date, Executive shall relinquish the title and duties of President or CEO of NCI (or both) and any positions held by Executive in any subsidiaries or affiliates of NCI and, if the Transition Date is prior to March 31, 2018, shall serve as NCI’s Executive Chairman until March 31, 2018, subject to the discretion of the Board and his re-election by NCI’s stockholders at the 2017 annual meeting. If the Board determines that Executive shall relinquish the President position prior to March 31, 2018 but not the CEO position, the Transition Date shall not occur until the Board determines that Executive shall relinquish the CEO position (or March 31, 2018, if Executive is still serving as CEO on such date). NCI and Executive agree that, while serving as NCI’s Executive Chairman, Executive shall remain an employee of NCI. Executive’s continued service as Executive Chairman during the period after March 31, 2018 shall be subject to the mutual agreement of the parties and any required action of NCI’s stockholders. Executive agrees to relinquish the title of President of NCI prior to the Transition Date if the Board approves the appointment of a new President of NCI prior to the Transition Date.
(b) Services as Executive Chairman. During the period between the Transition Date and March 31, 2018, Executive shall hold the position solely of Executive Chairman, subject to the discretion of the Board and provided that Executive is re-elected by NCI’s stockholders at the 2017 annual meeting, and shall perform such duties as are customarily associated with such position and shall also perform such other duties as may be reasonably requested by NCI’s President and CEO and/or the Board. NCI and Executive agree that Executive’s time commitment during the period Executive serves as Executive Chairman will be less than that required from Executive during the period Executive serves as CEO, but both NCI and Executive expect that Executive’s level of services at all times Executive serves as Executive Chairman will not be less than twenty percent (20%) of the average level of bona fide services performed by Executive over the immediately preceding 36-month period.
2.    Compensation.
(a) From the date of this Agreement through the 90-day period following the Transition Date (but not beyond March 31, 2018), Executive shall continue to receive compensation and benefits at levels that are not less than the levels in effect as of the date of this Agreement. The fiscal year during which such 90-day (or shorter) period ends is referred to herein as the “Transition Fiscal Year.” For avoidance of doubt, in respect of Executive’s service prior to such 90th day:
(i) NCI shall pay to Executive base salary at an annual rate of not less than $825,000 (“Base Salary”), less normal withholdings, payable under NCI’s payroll practices from time to time.

(ii) Executive shall have a target annual bonus of not less than one hundred percent (100%) of his Base Salary for each full fiscal year performance period prior to the Transition Fiscal Year and a pro-rated target annual bonus for the Transition Fiscal Year (reflecting the different amounts of Base Salary and/or target annual bonus in effect during the fiscal year), the payment of which shall be dependent on the attainment of such NCI and individual performance goals as shall be established for Executive by the Compensation Committee of the Board (the “Compensation Committee”) pursuant to the terms of NCI’s annual bonus program.
(iii)    Executive shall be eligible to receive long-term incentive awards, as determined by the Compensation Committee in its sole discretion, provided that he is employed by NCI on the date of grant of any such award. Any such long-term incentive awards shall be granted pursuant to, and subject to the terms and conditions of, NCI’s Amended and Restated 2003 Long-Term Incentive Plan (the “2003 Plan”) and such other terms and conditions set forth in the applicable award agreement, which award agreement shall be consistent with the terms of the Restricted Stock and Performance Share Award Agreement 2014 Award dated as of December 15, 2014, to which Executive is a party (the “2014 LTI Award Agreement”), and shall also include the Transition Vesting Provisions set forth in clause (iv) below. For clarity, an award agreement shall be “consistent with the 2014 LTI Award Agreement”, (x) with respect to awards the vesting of which is based solely on continued service (a “Service Award”), if the effect of a termination of employment or the occurrence of a Change in Control is consistent with Exhibit A to the 2014 LTI Award Agreement and (y) with respect to awards the vesting of which is based on continued service and the achievement of a “Performance Objective” (as defined in the 2003 Plan or any successor thereto) (a “Performance Award”), if the effect of a termination of employment or the occurrence of a Change in Control is consistent with Exhibit B to the 2014 LTI Award Agreement.
(iv)    Each long-term incentive award granted to Executive that is either granted after the date of this Agreement or is outstanding on the date of this Agreement, including, without limitation, Executive’s 2014 LTI Award Agreement, shall include or is hereby amended to incorporate, in addition to any other vesting rights in such awards, the Transition Vesting Provisions described in this clause (iv). The “Transition Vesting Provisions” shall provide that (A) the definitions of “Cause” and “Good Reason” under this Agreement shall apply to such award; (B) NCI’s termination of Executive’s employment other than for Cause or Executive’s resignation with Good Reason, in each case prior to March 31, 2018, shall not cause a forfeiture with respect to the award and (x) any unvested Service Award that is not in the form of restricted stock shall continue to vest without respect to any future service requirements for three years following the date of termination (with any remainder being forfeited), (y) any unvested Service Award that is in the form of restricted stock shall vest in full as of the date of termination and (z) any Performance Award shall be entitled to the earned portion of such Performance Award as determined by the Compensation Committee, without pro-ration, as if Executive remained employed until the scheduled payment date of such Performance Award or until the third anniversary of the date of termination, whichever is earlier (with any remainder being forfeited); and (C) on March 31, 2018, Executive’s employment shall be deemed to be terminated in a termination to which the foregoing clause (B) applies; provided, however, that upon a breach by Executive of Executive’s covenants set forth in the award agreement, any Performance Awards or Service Awards as to which the period of service (determined without regard to this paragraph) or performance has not yet ended at the time of such breach shall be forfeited. Upon any termination of employment other than a termination covered by this Section 2(a)(iv), the terms of this Section 2(a)(iv) shall be in addition to any other vesting rights in the applicable award agreement.
(v)    With respect to the Service Award of restricted stock units made to Executive in the first quarter of 2015, in addition to the Transition Vesting Provisions, such Service Award shall vest on a daily basis during the three-year vesting period applicable thereto.
(b)    For the period commencing upon expiration of the 90-day post-Transition Date period described in Section 2(a) during which Executive serves as Executive Chairman, Executive shall be entitled to the following compensation and benefits: (i) NCI shall pay to Executive a base salary at a rate determined by the Compensation Committee taking into account Executive’s duties, agreed upon time commitment and competitive practice (“Post-Transition Base Salary”), less normal withholdings, payable under NCI’s payroll practices from time to time, provided, however, in no event shall the sum of the Post-Transition Base Salary plus the target annual bonus determined pursuant to clause (ii) below be less than fifty percent (50%) of the sum of Executive’s Base Salary and target annual bonus in effect under Section 2(a)(i) and (ii) immediately prior to the Transition Date;
(ii) Executive shall have a target annual bonus of such percentage (not to exceed 100%) of the Post-Transition Base Salary as determined by the Compensation Committee taking into account Executive’s duties, time commitment and competitive practice for the applicable fiscal performance period (prorated for the Transition Fiscal Year), the payment of which shall be dependent on the attainment of such NCI and individual performance goals as shall be established for Executive by the Compensation Committee in its sole discretion and pursuant to the terms of NCI’s annual bonus program; and
(iii) Executive shall be eligible to receive long-term incentive awards under the 2003 Plan (or any successor thereto) with respect to the Transition Fiscal Year and each fiscal year Executive serves as Executive Chairman, in an amount as determined by the Compensation Committee in its sole discretion, provided that he is employed by NCI on the date of grant of any such award. Any such long-term incentive award shall be granted pursuant to, and subject to the terms and conditions of, the 2003 Plan (or any successor thereto) and such other terms and conditions set forth in the applicable award agreement, which award agreement shall be consistent with the 2014 LTI Award Agreement and shall also include the Transition Vesting Provisions.
(c) NCI shall provide Executive with appropriate office space and administrative assistance through the earlier of (i) March 31, 2018, or (ii) the date of his termination of employment for any reason. In addition, during his period of employment pursuant to this Agreement, Executive shall continue to participate in the benefit plans and policies made available to the senior executives of the Company, including those related to accrual of vacation time, reimbursement of expenses and retirement benefits.
3.    Termination of Employment.
(a) If prior to March 31, 2018, NCI terminates Executive’s employment other than for Cause (as defined in subsection (g) hereof), death or Disability (as defined in the 2003 Plan) or Executive resigns from employment with Good Reason (as defined in subsection (h) below) then (1) NCI shall pay to Executive an amount equal to the greater of (A) one times the annual rate of Executive’s then‑current base salary or (B) if Section 2(a)(i) is in effect on the date of termination, based on the highest rate of Executive’s base salary paid under Section 2(a)(i), or if Section 2(b)(i) is in effect on the date of termination, based on the highest rate of Executive’s base salary paid under Section 2(b)(i), the sum of (X) the balance of such base salary that would have been paid to him during the fiscal year in which such termination occurs (the “Fiscal Year of Termination”), plus (Y) such base salary for each subsequent fiscal year ending prior to March 31, 2018, plus (Z) such base salary through March 31, 2018, in each case payable in a single lump sum in cash within sixty (60) days following the date of termination, or such later date as may be required pursuant to Section 4(j) hereof; and (2) Executive shall be eligible to receive a prorated annual bonus for the Fiscal Year of Termination based upon the elapsed number of days in the Fiscal Year of Termination through the date of termination applied to the bonus, if any, that would have been earned by Executive for such fiscal year if he had remained employed on the normal payment date of such bonus, based on actual performance under applicable financial metrics, payable at the time that annual bonuses are paid to employees, or such later date as may be required pursuant to Section 4(j) hereof.
(b) If Executive’s employment with NCI terminates under circumstances entitling Executive to payments under subsection (a) above or subsection (d) below, then for a period of eighteen (18) months commencing on Executive’s date of termination (the “Initial Coverage Period”), NCI shall continue to keep in full force and effect all policies of medical and dental insurance with respect to Executive and his dependents with the same level of coverage, upon the same terms and otherwise to the same extent as Executive and his dependents were participating in such policies as in effect immediately prior to the date of termination (such coverage, the “Date of Termination Coverage”) or, if more favorable to Executive, as provided generally with respect to other peer executives of NCI, and NCI and Executive shall share the costs of the continuation of such insurance coverage in the same proportion as such costs were shared immediately prior to Executive’s date of termination. The coverage provided hereunder shall be applied toward the satisfaction of, and shall not supplement, Executive’s right to continued coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or any similar state law. Notwithstanding the foregoing: (i) during the period of coverage, the benefits provided in any one calendar year shall not affect the amount of benefits provided in any other calendar year (other than any life-time coverage limits under the applicable medical plans); (ii) the reimbursement of an eligible expense shall be made on or before December 31 of the year following the year in which the expense was incurred; and (iii) Executive’s rights pursuant to this paragraph shall not be subject to liquidation or exchange for another benefit.
(c) If Executive’s employment is terminated by reason of Executive’s death or Disability, then this Agreement shall terminate and NCI shall pay to Executive (or to Executive’s estate in the event of his death) an amount equal to one times the annual rate of Executive’s then‑current base salary in a single lump sum in cash within sixty (60) days following the date of termination, or such later date as may be required pursuant to Section 4(j) hereof. If Executive’s employment is terminated (1) by NCI for Cause prior to the Transition Date or (2) by Executive for any reason other than Good Reason prior to the Transition Date, then this Agreement shall terminate and NCI shall have no further obligations to Executive or Executive’s legal representatives under this Agreement. Any resignation by Executive from all positions with the Company and its subsidiaries prior to March 31, 2018 shall be evidenced by a written resignation letter to which Executive and the Company are parties, and which specifies the extent to which the payments and benefits under this Agreement are to be paid and/or are not to be paid, and in the absence of such a written resignation letter, the Executive shall not be deemed to have so resigned; provided, that the requirement of such written resignation letter shall no longer apply if Executive shall have accepted full-time employment with a third party.
(d) If a Change in Control shall occur (which, for avoidance of doubt, shall have the meaning set forth in the 2003 Plan as modified by the 2014 LTI Award Agreement but shall not be deemed to have occurred solely as a result of investment funds affiliated with Clayton, Dubilier & Rice, LLC selling equity securities currently held by them as of the date of this Agreement in the public market) prior to March 31, 2018 and Executive’s employment is terminated by NCI without Cause or by the Executive with Good Reason upon or following the Change in Control and prior to March 31, 2018, Executive shall be entitled to be paid, as severance pay, two times the annual rate of Executive’s then-current base salary.
(e) For avoidance of doubt, no severance pay or termination benefits shall be paid to Executive by reason of a termination of employment occurring on or following March 31, 2018 unless triggered prior to March 31, 2018 by reason of Section 3(a), (c) or (d), except that Executive shall be eligible to receive a prorated annual bonus for the 2018 fiscal year based upon the elapsed number of days in such fiscal year through the date of termination applied to the bonus, if any, that would have been earned by Executive for such fiscal year if he had remained employed on the normal payment date of such bonus, based on actual performance under applicable financial metrics, payable at the time that annual bonuses are paid to employees, or such later date as may be required pursuant to Section 4(j) hereof.
(f) Notwithstanding the foregoing, NCI shall be obligated to provide the payments described in Sections 3(a) through (d) only if within forty-five (45) days after the date of termination Executive (or his estate) shall have executed a release of claims/covenant not to sue agreement in customary form provided by NCI (the “Release Agreement”) and such Release Agreement shall not have been subsequently revoked within the revocation period specified in the Release Agreement. For avoidance of doubt, the Release Agreement shall not impose any additional post-employment obligations on Executive and shall not require Executive to waive or release any rights to indemnification and/or insurance coverage, vested benefits or any benefits under this Agreement.
(g) For purposes of this Agreement, “Cause” shall have the following meaning:
(i) Executive’s willful failure to substantially perform his duties or the reasonable and lawful instructions of the Board or NCI’s President and Chief Executive Officer (vacation time and absence due to sickness or disability being excepted herefrom) and such failure continues for a period of thirty (30) days after written notice by NCI of the existence of such failure; provided, however, that only one such notice by NCI need be sent and, if such failure re-occurs thereafter, no further notice and opportunity to cure such failure shall be required;
(ii) conviction of, or plea of nolo contendere to, a felony, other than a felony involving the operation of a motor vehicle which does not result in serious bodily harm to any person;
(iii) a willful act committed by Executive which results in material and demonstrable harm to NCI or any of its subsidiaries, which, if curable, remains uncured for a period of thirty (30) days after written notice by NCI of the existence of such harm; or
(iv) breach or failure by Executive to comply in any material respect with NCI’s Corporate Governance Guidelines, Code of Business Conduct and Ethics or Employee Policy Manual (as the same may be amended, restated, extended, supplemented or otherwise modified in writing from time to time in the sole discretion of the Board) that is not cured within thirty (30) days after written notice by NCI of the breach or failure to perform; provided, however, that only one such notice by NCI need be sent and, if such breach or failure reoccurs thereafter, no further notice and opportunity to cure such breach or failure shall be required.
For purposes of this definition, no act, or failure to act, on the part of Executive shall be considered “willful” unless it is done, or omitted to be done, by Executive in bad faith or without reasonable belief that Executive’s action or omission was in the best interests of NCI. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or based upon the advice of counsel for NCI shall be conclusively presumed to be done, or omitted to be done, by Executive in good faith and in the best interests of NCI. The cessation of employment of Executive shall not be deemed to be for Cause unless and until there shall have been delivered to Executive a copy of a resolution duly adopted by the affirmative vote of a majority of the entire membership of the Board (excluding Executive, if Executive is a member of the Board) at a meeting of the Board at which at least a quorum is present (after reasonable notice is provided to Executive and Executive is given an opportunity, together with counsel for Executive, to be heard before the Board) finding that, in the good faith opinion of the Board, Executive is guilty of the conduct described in this definition, and specifying the particulars thereof in detail.
(h) For purposes of this Agreement, “Good Reason” means any of the following events that occurs without Executive’s prior written consent:
(i) any reduction in the amount of Executive’s then-current base salary other than as permitted by the Agreement in connection with the occurrence of the Transition Date;
(ii) (A) a material reduction in Executive’s title; or (B) a material, adverse reduction in the duties or responsibilities of Executive relative to Executive’s duties and responsibilities as described in the Agreement, in the case of each of (A) and (B) other than as permitted by the Agreement;
(iii) the breach or failure by NCI or its subsidiaries to perform any of its material covenants contained in the Agreement;
(iv) the breach or failure by a successor to NCI to assume the Agreement or to perform any of its materials covenants contained in the Agreement;
(v) the failure of the stockholders to re-elect Executive to the Board at the 2017 annual meeting, whether due to failure of NCI to nominate Executive or failure of the stockholders to approve any such nomination; or

(vi) any relocation of Executive’s principal place of employment outside the Houston, Texas metropolitan area.
In order for a termination by Executive to constitute a termination for Good Reason, Executive must notify NCI of the circumstances claimed to constitute Good Reason in writing not later than the thirtieth (30th) day after such circumstances have arisen or occurred and must provide NCI with at least thirty (30) days within which to cure such circumstances before terminating employment, and, failing a cure, Executive must terminate his employment within thirty (30) days following the expiration of such cure period. Notwithstanding the foregoing, Executive acknowledges his prior written consent to any relinquishment of his title of President or Chief Executive Officer or to the actions relating to the transition to the role of Executive Chairman in accordance with Section 1 and the related changes in Executive’s compensation and benefits in accordance with Section 2(b), and NCI and Executive agree that such actions and changes shall not constitute “Good Reason.”
4.    Miscellaneous.
(a) Expiration of Agreement. This Agreement shall automatically expire and shall cease to be of force or effect on March 31, 2018, and, if Executive is employed on such date, Executive’s employment shall be deemed to have terminated at such time, in each case in the absence of a mutual agreement of the parties that Executive’s employment should continue following such date; provided, however, that any obligation to Executive that is due and owing as of March 31, 2018 shall survive the termination of this Agreement and shall be payable in accordance with its terms.
(b) Coordination of Severance Provisions. If there shall occur a situation in which Executive is or becomes entitled to more than one of the severance provisions in this Agreement, such provisions shall be applied without duplication and Executive shall be entitled to the most favorable of such provisions. The severance payments to be provided Executive pursuant to this Agreement upon termination of the Executive’s employment as provided herein shall constitute the exclusive payments in the nature of severance or termination pay or salary continuation which shall be due to the Executive upon a termination of employment and shall be in lieu of any other such payments under any plan, program, policy or other arrangement which has heretofore been or shall hereafter be established by NCI or any of its affiliates, including Executive’s employment agreement.
(c) Modification of Restrictive Covenants. In the event that NCI shall favorably modify the restrictive covenants to which the senior leadership team of NCI is subject (excluding, for avoidance of doubt, individually negotiated modifications agreed to by NCI in connection with executive departures where such modifications are not extended to the senior leadership team generally), NCI shall also favorably modify the restrictive covenants to which Executive is subject to the same extent.
(d) Assignment. Neither NCI nor Executive may assign this Agreement, except that NCI’s obligations hereunder shall be binding legal obligations of any successor to all or substantially all of NCI’s business by purchase, merger, consolidation, or otherwise, and NCI will require any such successor to expressly assume and agree to perform this Agreement in the same manner and to the same extent that NCI would be required to perform it if no such succession had taken place.
(e) Executive Assignment. No interest of Executive or his spouse or any other beneficiary under this Agreement, or any right to receive any payment or distribution hereunder, shall be subject in any manner to sale, transfer, assignment, pledge, attachment, garnishment, or other alienation or encumbrance of any kind, nor may such interest or right to receive a payment or distribution be taken, voluntarily or involuntarily, for the satisfaction of the obligations or debts of, or other claims against, NCI or his spouse or any other beneficiary, including claims for alimony, support, separate maintenance, and claims in bankruptcy proceedings.
(f) Benefits Unfunded. All rights of Executive and his spouse or any other beneficiary under this Agreement shall at all times be entirely unfunded and no provision shall at any time be made with respect to segregating any assets of Executive for payment of any amounts due hereunder, and neither Executive nor his spouse or any other beneficiary shall have any interest in or rights against any specific assets of NCI, and Executive and his spouse or any other beneficiary shall have only the rights of a general unsecured creditor of NCI.
(g) Entire Agreement. This Agreement constitutes the entire agreement and understanding between the parties with respect to Executive’s CEO employment with the Company and the succession matters set forth herein and supersedes and preempts any other understandings, agreements or representations by or between the parties, written or oral, which may have related in any manner thereto. For avoidance of doubt and except as expressly provided herein, nothing in this Agreement amends, modifies or alters Executive’s rights under any employee benefit, long-term or other incentive plan in which Executive participates or has received awards or any rights Executive may have to indemnification, advancement of expenses and/or insurance coverage under any indemnification agreement, NCI’s charter or by-laws or insurance policy applicable to Executive.
(h) Waiver. No waiver by either party at any time of any breach by the other party of, or compliance with, any condition or provision of this Agreement to be performed by the other party shall be deemed a waiver of any other provisions or conditions at the same time or at any prior or subsequent time.
(i) Governing Law; Validity. The interpretation, construction and performance of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware without regard to the principle of conflicts of laws. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which other provisions shall remain in full force and effect.
(j) Section 409A Compliance.
(i) This Agreement shall be interpreted and administered in a manner so that any amount or benefit payable hereunder shall be paid or provided in a manner that is either exempt from or compliant with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and applicable Internal Revenue Service guidance and Treasury Regulations issued thereunder. Nevertheless, the tax treatment of the benefits provided under the Agreement is not warranted or guaranteed. Neither NCI nor its directors, officers, employees or advisers shall be held liable for any taxes, interest, penalties or other monetary amounts owed by Executive as a result of the application of Section 409A of the Code.
(ii) Notwithstanding anything in this Agreement to the contrary, to the extent that any amount or benefit that would constitute non-exempt “deferred compensation” for purposes of Section 409A of the Code (“Non-Exempt Deferred Compensation”) would otherwise be payable or distributable hereunder by reason of Executive’s termination of employment, such Non-Exempt Deferred Compensation will not be payable or distributable to Executive by reason of such circumstance unless the circumstances giving rise to such termination of employment meet any description or definition of “separation from service,” in Section 409A of the Code and applicable regulations (without giving effect to any elective provisions that may be available under such definition). This provision does not affect the dollar amount or prohibit the vesting of any Non-Exempt Deferred Compensation upon a termination of employment, however defined. If this provision prevents the payment or distribution of any Non-Exempt Deferred Compensation, such payment or distribution shall be made at the time and in the form that would have applied absent the non-409A-conforming event.
(iii) Notwithstanding anything in this Agreement to the contrary, if any amount or benefit that would constitute Non-Exempt Deferred Compensation would otherwise be payable or distributable under this Agreement by reason of Executive’s separation from service during a period in which he is a Specified Employee (as defined below), then, subject to any permissible acceleration of payment by NCI under Treas. Reg. Section 1.409A-3(j)(4)(ii) (domestic relations order), (j)(4)(iii) (conflicts of interest), or (j)(4)(vi) (payment of employment taxes): (A) the amount of such Non-Exempt Deferred Compensation that would otherwise be payable during the six-month period immediately following Executive’s separation from service will be accumulated through and paid or provided on the first day of the seventh month following Executive’s separation from service (or, if Executive dies during such period, within 30 days after Executive’s death) (in either case, the “Required Delay Period”); and (B) the normal payment or distribution schedule for any remaining payments or distributions will resume at the end of the Required Delay Period. For purposes of this Agreement, the term “Specified Employee” has the meaning given such term in Section 409A of the Code and the final regulations thereunder; provided, however, that NCI’s Specified Employees and its application of the six-month delay rule of Section 409A(a)(2)(B)(i) of the Code shall be determined in accordance with rules adopted by the Board or a committee thereof, which shall be applied consistently with respect to all nonqualified deferred compensation arrangements of NCI.
(iv) Each payment of termination benefits under this Agreement shall be considered a separate payment, as described in Treas. Reg. Section 1.409A-2(b)(2), for purposes of Section 409A of the Code.
(v) Whenever in this Agreement a payment or benefit is conditioned on Executive’s execution of a release of claims, such release must be executed and all revocation periods shall have expired within sixty (60) days after the date of termination of employment; failing which such payment or benefit shall be forfeited. If such payment or benefit constitutes Non-Exempt Deferred Compensation, then, subject to subsection (iii) above, such payment or benefit (including any installment payments) that would have otherwise been payable during such 60-day period shall be accumulated and paid on the 60th day after the date of termination of employment provided such release shall have been executed and such revocation periods shall have expired. If such payment or benefit is exempt from Section 409A of the Code, NCI may elect to make or commence payment at any time during such period.
(vi) If Executive is entitled to be paid or reimbursed for any taxable expenses under this Agreement, and such payments or reimbursements are includible in Executive’s federal gross taxable income, the amount of such expenses reimbursable in any one calendar year shall not affect the amount reimbursable in any other calendar year, and the reimbursement of an eligible expense must be made no later than December 31 of the year after the year in which the expense was incurred. No right of Executive to reimbursement of expenses under this Agreement shall be subject to liquidation or exchange for another benefit.
(vii) NCI shall have the sole authority to make any accelerated distribution permissible under Treas. Reg. Section 1.409A-3(j)(4) to Executive of deferred amounts, provided that such distribution meets the requirements of Treas. Reg. Section 1.409A-3(j)(4).
(viii) NCI and Executive agree that Executive shall not have a “separation from service” within the meaning of Section 409A of the Code and applicable Internal Revenue Service guidance and Treasury Regulations issued thereunder with respect any compensation subject to Section 409A of the Code, unless and until Executive’s level of services provided to NCI are less than twenty percent (20%) of the average level of bona fide services performed by Executive over the immediately preceding 36-month period.
(k) Amendment. No amendment or modification of the terms of this Agreement shall be binding upon either of the parties hereto unless reduced to writing and signed by each of the parties hereto.
(l) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original.
(m) Successors. This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective heirs, representatives and successors.
(n) Notices. Notices required under this Agreement shall be in writing and sent by registered U.S. mail, return receipt requested, and email to the following addresses or to such other address as the party being notified may have previously furnished to the other by written notice:

If to NCI: Todd R. Moore Executive Vice President, General Counsel and Secretary NCI Building Systems, Inc. 10943 North Sam Houston Parkway West Houston, TX 77064	If to Executive: At the most recent address on file with NCI

(o) Headings. The headings contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of any provision of this Agreement.
(Signatures on following page)

IN WITNESS WHEREOF, Executive has hereunto set his hand, and NCI has caused these presents to be executed in its name on its behalf, all as of the date first above written.

NCI BUILDING SYSTEMS, INC. /s/ Todd R. Moore By: Todd R. Moore Its: EVP & General Counsel
EXECUTIVE /s/ Norman C. Chambers Norman C. Chambers